NO ACT

PE
5-12-09

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

[redacted]

09011664

Received SEC

JUN 04 2009

Washington, DC 20549

June 4, 2009

David B.H. Martin
Covington & Burling LLP
1201 Pennsylvania Avenue NW
Washington, DC 20004-2401

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 6/4/09

Re: Hanesbrands Inc.
Incoming letter dated May 12, 2009

Dear Mr. Martin:

This is in response to your letter dated May 12, 2009 concerning the shareholder proposal submitted to Hanesbrands by John Wigodsky. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: John Wigodsky

*** FISMA & OMB Memorandum M-07-16 ***

June 4, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Hanesbrands Inc.
Incoming letter dated May 12, 2009

The proposal relates to compensation.

There appears to be some basis for your view that Hanesbrands may exclude the proposal under rule 14a-8(f). We note your representation that the proponent does not satisfy the minimum ownership requirement for the one-year period specified in rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Hanesbrands omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Kim McManus
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

COVINGTON & BURLING LLP

1201 PENNSYLVANIA AVENUE NW
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TEL 202.662.6000
FAX 202.662.6291
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DAVID B. H. MARTIN
TEL 202.662.5128
FAX 202.778.5128
DMARTIN@COV.COM

May 12, 2009

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Hanesbrands Inc. -- Stockholder Proposal Submitted by John Wigodsky

Ladies and Gentlemen:

This letter is submitted on behalf of Hanesbrands Inc., a Maryland corporation, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 (the "Exchange Act") to notify the Securities and Exchange Commission (the "Commission") of Hanesbrands' intention to exclude from its proxy materials for its 2010 Annual Meeting of Stockholders (the "2010 Annual Meeting") a stockholder proposal, received on April 7, 2009 and attached to this letter as Exhibit A (the "Proposal"), from Mr. John Wigodsky (the "Proponent"). For the reasons set forth below, Hanesbrands intends to exclude the Proposal from its proxy materials in reliance on Rules 14a-8(b) and 14a-8(f). Hanesbrands requests confirmation that the staff of the Division of Corporation Finance (the "Staff") will not recommend enforcement action to the Commission if Hanesbrands excludes the Proposal from its 2010 Annual Meeting proxy statement in reliance on Rule 14a-8.

In accordance with Rule 14a-8(j), six copies of this letter are enclosed, and Hanesbrands is sending one copy to the Proponent.

Background

By letter dated April 3, 2009, the Proponent, who is not a registered holder of Hanesbrands stock, sent the Proposal for inclusion in Hanesbrands' proxy materials for the 2010 Annual Meeting. Hanesbrands received the letter on April 7, 2009, and sent a letter dated April 16, 2009 (attached as Exhibit B), which requested that the Proponent provide Hanesbrands with proof that he satisfied the ownership requirements of Rule 14a-8 as of the date that he submitted the Proposal. By letter dated April 20, 2009 (attached as Exhibit C), the Proponent said he did not satisfy the ownership requirements of Rule 14a-8. In particular, he noted that, while he owned 2,000 shares of Hanesbrands stock, his share ownership had been for less than one year. The Proponent provided no proof of ownership of these shares.

Discussion

The Proponent Has Not Continuously Owned the Minimum Number of Shares Required for at Least One Year

Rule 14a-8(f) permits a company to exclude a stockholder proposal if the proponent fails to satisfy the eligibility requirements of Rule 14a-8(b). Rule 14a-8(b)(1) provides, in part, that, to be eligible, a proponent must have "continuously held at least $2,000 in the market value, or 1%, of a company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the stockholder] submit[s] the proposal."

As noted above, the Proponent, by his own acknowledgement, does not meet these ownership requirements. After receiving Hanesbrands' letter of April 16, 2009, which identified the Proposal's deficiency and the specific requirements of Rule 14a-8(b), the Proponent indicated that he had not owned his shares of Hanesbrands stock for at least one year as of the date he submitted the Proposal. This provides a basis for excluding the Proposal under Rules 14a-8(b) and 14a-8(f).

The Staff has strictly construed the one year holding period requirement of Rule 14a-8(b)(1). *See, e.g.*, *Northstar Neuroscience, Inc.*, SEC No-Action Letter (Mar. 24, 2009) (granting relief under Rule 14a-8(b) where the proposal was submitted on December 23, 2008, and documentation established only that the proponent had held the requisite amount of voting stock since January 25, 2008); *KeySpan Corporation*, SEC No-Action Letter (Mar. 2, 2006) (granting relief under Rule 14a-8(b) where the proposal was received on October 19, 2005, but the securities intended to satisfy the minimum ownership requirements were only purchased on October 10, 2005); *Baxter International Inc.*, SEC No-Action Letter (Feb. 22, 2006) (granting relief under Rule 14a-8(b) where the proposal was submitted on November 4, 2005, and documentation established only that the proponent had held the requisite amount of securities since November 19, 2004); *OCA, Inc.*, SEC No-Action Letter (Feb. 24, 2005) (granting relief under Rule 14a-8(b) where proponent held shares for four days less than the one-year period); *Transocean Inc.*, SEC No-Action Letter (Mar. 7, 2003) (granting relief under Rule 14a-8(b) where proponent held shares for only 11 months prior to the proposal submission date).

The Proponent Failed to Provide Sufficient Proof of Ownership

Rules 14a-8(b) and 14a-8(f) also require that a proponent provide a company with information demonstrating that the proponent satisfies the minimum ownership requirements of Rule 14a-8 within 14 days of a request for such information. Here, in addition to the fact that the Proponent has not owned Hanesbrands common stock long enough to be able to submit a proposal, he also has failed to provide Hanesbrands with sufficient proof of ownership, providing a separate basis for exclusion. The Staff consistently has granted no-action relief under Rule 14a-8(f) where a proponent failed to timely provide a company with proof of ownership that satisfies the requirements of Rule 14a-8(b). *See, e.g., Schering-Plough Corporation*, SEC No-Action Letter (Mar. 27, 2009)(granting relief under Rule 14a-8(b) where the proponent failed to comply with the requirements of Rule 14a-8(b) because he was unable to provide documentary support proving that he satisfied the requirements of Rule 14a-8(b)); *General Electric Company*, SEC No-Action Letter (Dec. 31, 2008) (same); *The Coca-Cola Company,* SEC No-Action Letter (Feb. 4, 2008)(granting relief under Rule 14a-8(b) where the proponent provided proof of ownership that referred to the wrong beneficial owner).

Conclusion

The Proponent is ineligible to submit the Proposal because he does not meet the ownership requirements in Rule 14a-8(b) of the proxy rules. In addition, he failed to provide timely proof of ownership. As a result, and based on the facts and the no-action letter precedent discussed above, Hanesbrands intends to exclude the Proposal from its proxy materials pursuant to Rule 14a-8(f). By this letter, I request confirmation that the Staff will not recommend enforcement action to the Commission if Hanesbrands excludes the Proposal from its 2010 Annual Meeting proxy materials in reliance on Rules 14a-8(b) and 14a-8(f).

If you have any questions regarding this request or desire additional information, please contact me at (202) 662-5128, or in my absence, Keir D. Gumbs at (202) 662-5500.

Very truly yours,

David Martin

David B.H. Martin

cc: Joia M. Johnson
John Wigodsky

Exhibit A

JOHN WIGODSKY

*** FISMA & OMB Memorandum M-07-16 ***

April 3, 2009

Ms. Joia M. Johnson
Corporate Secretary
Hanesbrands, Inc.
1000 East Hanes Mill Road
Winston-Salem, NC 27105

Dear Ms. Johnson:

As a beneficial owner of 2000 shares of Hanesbrands, Inc. common stock I am submitting the following proposal for inclusion in the 2010 Proxy Statement.

Resolved: Hanesbrands, Inc. will upon approval of this motion by a majority of the shareholders immediately discontinue the automobile allowance program for officers and key executives. Officers and key executives will be entitled to mileage reimbursement at the same rate as all other employees when using their vehicles for company business.

Discussion: Each of the named executives of the company has total compensation in excess of $1,000,000. They are fairly compensated for their efforts and can afford to pay for their own vehicles as other employees must do. Having the executives of the company drive luxury vehicles at company expense, is an affront to other employees of the company, especially when the company is freezing wages and reducing benefits. In 2008 alone, the company paid more than $110,000 for the five named officers to drive luxury vehicles while at the same time announcing the lay off of over 8,000 employees.

Please feel free to contact me at the above address should you have any questions.

Sincerely yours,

John Wigodsky

Cc: Andrew Schindler, Chairman – Compensation Committee

Exhibit B

Joia M. Johnson
1000 East Hanes Mill Road
Winston-Salem, NC 27105
Telephone: (336) 519-3515
Fax: (336) 519-0524
Email: joia.johnson@hanesbrands.com

HANESbrandsINC

April 16, 2009

Via Certified Mail / Return Receipt Requested

Mr. John Wigodsky

*** FISMA & OMB Memorandum M-07-16 ***

Re: Notification of Procedural Deficiencies in Stockholder Proposal

Dear Mr. Wigodsky:

Thank you for your letter of April 3, 2009, which I received on April 7, 2009. Your letter contains a proposal (the "Proposal") for consideration at the 2010 annual meeting of stockholders of Hanesbrands Inc. (the "Company") and inclusion in the Company's proxy statement for that meeting. We will give your letter careful consideration. Before doing that, however, I need to inform you that the Proposal appears to contain a procedural deficiency under Securities and Exchange Commission ("SEC") Rule 14a-8. The purpose of this letter is to bring this deficiency to your attention and to provide you with an opportunity to correct it. The failure to correct this deficiency within 14 days of receiving this notice will provide the Company with a basis to exclude the Proposal from its proxy materials for the Company's 2010 annual meeting of stockholders.

Rule 14a-8(b) (Question 2 of Rule 14a-8) provides that a shareholder proponent must submit sufficient proof of continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal at the meeting for at least one year as of the date the proponent submitted the proposal. The Company has not received proof that you satisfy Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company.

To remedy this deficiency, you must submit such proof. As explained in Rule 14a-8(b), proof may be in the form of:

- A written statement from the "record" holder of your shares (usually a broker or a bank) verifying that, at the time you submitted the Proposal, you continuously held the shares for at least one year. An account statement from your broker or bank will not satisfy this requirement; or

- If you have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4, and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins, then (i) a copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level, and (ii) a written statement that you have continuously held the required number of shares for the one-year period as of the date of the statement.

In addition to either form of proof above, you also must include a written statement that you intend to continue to hold or own the shares through the date of the Company's 2010 annual meeting of Stockholders.

Rule 14a-8 requires that you correct the deficiency noted above in order to have the Proposal included in the Company's proxy materials for the 2010 annual meeting of stockholders. Your response(s) to this letter must be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at: 1000 East Hanes Mill Road, Winston-Salem, NC 27105. Alternatively, you may send your response to me by facsimile at 336-519-0524.

Please understand that upon your satisfactory response to this notification, the Company may contact you further with respect to the Proposal. The Company also reserves the right to seek relief from the SEC as appropriate.

Sincerely,

Joia M. Johnson
EVP, General Counsel and Secretary

Exhibit C

JOHN WIGODSKY

*** FISMA & OMB Memorandum M-07-16 ***

RECEIVED
APR 23 2009
BY:

April 20, 2009

Ms. Joia M. Johnson
Corporate Secretary
Hanesbrands, Inc.
1000 East Hanes Mill Road
Winston-Salem, NC 27105

Dear Ms. Johnson:

I received your letter of April 16, 2009 in response to my letter of April 3, 2009. I was not familiar with the SEC regulation that you cited and after checking my records I found that I have owned my 2000 shares of Hanesbrands, Inc. for only 9 months. I will resubmit my proposal in July and will include the statements that are required by the SEC.

Sincerely yours,

John Wigodsky